

ATENTO

Atento
Company Presentation

October 2023

Leading
Next Generation CX

Atento Achieves Key Milestone in its Restructuring, Receiving Backstop Commitments for 100% of its Exit Financing

- Atento receives backstop commitments for an additional $76 million in exit financing
- This additional funding commitment comes on top of the $37 million funding already received by Atento, bringing the total additional funding to be received in connection with its Restructuring to $113 million
- The exit financing, combined with the extinguishment of $663 million of liabilities pursuant to the Company's restructuring, will provide Atento with additional liquidity for future investment in the business

Atento S.A. ("Atento" or the "Company"), one of the world's largest customer relationship management and business process outsourcing (CRM / BPO) service providers and an industry leader in Latin America, announces a significant milestone in the implementation of its financial restructuring. The Company has successfully secured backstop commitments for 100% of the $76 million in exit financing required to execute its strategic turnaround conditional on the successful implementation of Atento's Restructuring Plan. This marks a pivotal moment in the Company's journey towards a stronger and more resilient future.

The Restructuring Plan, and agreements reached between Atento and its creditors in connection with the Restructuring, will allow Atento to right-size its balance sheet and will provide for the extinguishment of $663 million of Atento's liabilities and for the $76 million in exit financing. If sanctioned by the English court, this combination of a reduction in the Company's debt and the $76 million exit financing will significantly strengthen the Company's financial position and ensure a stable platform for future growth.

As a result of these significant milestones, the hearing to convene meetings of Atento's financial creditors in connection with the Restructuring Plan will be heard before the High Court of Justice of England and Wales on October 20, 2023. Atento embarked on this comprehensive restructuring plan with a clear vision to enhance its competitive edge, streamline operations and foster sustainable growth. Today's announcement signifies a substantial step forward in this transformational process.

Capital Structure Overview Pro-forma for Exit Financing

Atento's Net Leverage is projected to drop to approximately 0.8x by FY24

In USDm	Jun-23 Outs.[1]	Adj.	Dec-23 Pro-forma	FY23E xEBITDA	FY24E xEBITDA	Annual Interest	Maturity
SSRCF (IDB)	43	(43)	-			n.a.	n.a.
Derivative Swap Liabilities	120	(120)	-			n.a.	n.a.
Senior Secured Notes 2026	500	(500)	-			n.a.	n.a.
Local Facilities and Factoring	78	(21)[2]	56			c.15.0%[4]	2023/2024
Existing 2025 Notes	41	2[3]	43			10.00% + 10.00% (PIK)	2025[5]
New Money 2025 Notes	-	39[3]	39			10.00% + 10.00% (PIK)	2025[5]
Total Gross Debt	**781**	**(643)**	**138**	**2.9x**	**1.4x**		
Cash at Dec-23	-	(53)	(53)[6]				
Total Net Debt	**781**	**(696)**	**85**	**1.8x**	**0.8x**		
Preferred Shares	-	73	73[7]			12.00% (non-cash)[8]	n.a.
Net Capitalization	**781**	**(623)**	**158**				
FY23 Forecast EBITDA (pre-IFRS)[9]				**47**			
FY24 Forecast EBITDA (pre-IFRS)[9]					**101**		

(1) Debt balances as of June 2023, excluding the first tranche of interim funding ($17m); (2) Reduction due to amortization profile on certain Local Facilities; (3) Including PIK interest; (4) Blended interest rate on Local Facilities; (5) The Existing 2025 Notes and the New Money 2025 Notes will be amended to provide for an extension to the present maturity dates (3 months and 6 months, respectively); (6) Projected cash balance as of 22 December 2023 including working capital initiatives totaling $28m; (7) Only $73m of Exit Financing capital in the form of Preferred Shares (remaining $3m by way of capital contribution); (8) Annual non-cash cumulative dividend accrues in quarterly installments, however, the Company at its option may elect to pay any dividend installment in cash; (9) Per Atento's 5-Year Business Plan as of August 2023

Pro-forma Reduction in Cash Interest as a Result of New Capital Structure

Atento's annual cash interest is projected to drop by c. $94m, while EBITDA-to-Cash Interest Coverage is projected to increase to 2.9x by FY23 and 6.2x by FY24



Annual Cash Interest Reduction (USDm)
~110
-$94m
~16
Current
Pro-forma

In USDm	Annual Cash Interest[1] Current	Pro-forma
SSRCF (IDB)	4	--
Derivative Swap Liabilities[2]	c. 50	--
Senior Secured Notes 2026	40	--
Local Facilities and Factoring	12	8
Existing 2025 Notes	4	4
New Money 2025 Notes	--	4
Total Cash Interest	**110**	**16**
FY23E EBITDA-to-Cash Interest Coverage	0.4x	2.9x
FY24E EBITDA-to-Cash Interest Coverage	0.9x	6.2x

ATENTO

(1) Annual cash interest includes semi-annual variable Derivative Swap Liability payments; (2) Estimated to be c. $50m annually based on historical payments

Leading Next Generation CX

5-Year Business Plan (as of August 2023)

Key Financial Figures

Net Revenue (USD million)



1,406
1,500
1,589
1,685
1,788
2023E
2024E
2025E
2026E
2027E

EBITDA Margin (%) wo IFRS-16



3.3%
6.7%
7.9%
9.1%
10.2%
2023E
2024E
2025E
2026E
2027E

Business Plan Highlights

- The Business Plan assumes continuous revenue growth driven primarily by the recovery of market share and consecutive margin gains resulting from the planned cost optimization programs
- EBITDA margins are projected to expand over time and get closer to those of market peers
- **Brazil:** In addition to revenue recovery, Brazilian operations are expected to have significant margin gains due to cost optimization, in particular through increased efficiency in labor costs and lease cost reductions
- **EMEA:** Operations are expected to resume growth and increase margins over the next years mainly due to market share growth and increased labor force efficiencies
- **Other Regions:** Growth is expected to accelerate and margins to increase over the coming years due to market share gains and continued underlying market growth

EBITDA wo IFRS (USD million)



47
101
126
153
183
23
24
25
26
27

Operating Cash Flow (USD million)



-69
26
40
57
77
23
24
25
26
27

ATENTO

Leading
Next Generation CX

5-Year Business Plan (as of August 2023)

P&L Forecast

- Atento's Business Plan is predicated on margin growth mainly due to costs optimization, reaching EBITDA margins closer to those of competitors
  - Detailed below, the projected P&L:

USD million

Income Statement	2023E	2024E	2025E	2026E	2027E	CAGR 23-27
Net Revenue	1,406	1,500	1,589	1,685	1,788	*6.2%*
Growth (%)	*3.9%*	*6.7%*	*5.9%*	*6.1%*	*6.1%*	
Variable Costs	-1,130	-1,183	-1,239	-1,299	-1,363	*4.8%*
% of Net Revenues	*-80.4%*	*-78.9%*	*-78.0%*	*-77.1%*	*-76.2%*	
Contribution Margin	276	317	350	386	425	*11.4%*
% of Net Revenues	*19.6%*	*21.1%*	*22.0%*	*22.9%*	*23.8%*	
Other Revenue	3	5	5	5	6	*17.9%*
% of Net Revenues	*0.2%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	
Fixed Costs wo IFRS 16	-79	-72	-73	-75	-77	*-0.3%*
Growth (%)	*-3.8%*	*-8.9%*	*2.3%*	*2.9%*	*2.9%*	
SG&A	-99	-97	-102	-107	-113	*3.2%*
% of Net Revenues	*-7.1%*	*-6.4%*	*-6.4%*	*-6.3%*	*-6.3%*	
EBITDA	101	154	180	209	240	*24.2%*
% of Net Revenues	*7.2%*	*10.2%*	*11.3%*	*12.4%*	*13.4%*	
(-) IFRS 16	-54	-53	-54	-56	-58	*1.5%*
Growth (%)	*3.1%*	*-2.7%*	*3.1%*	*3.0%*	*3.0%*	
EBITDA wo IFRS	47	101	126	153	183	*40.5%*
% of Net Revenues	*3.3%*	*6.7%*	*7.9%*	*9.1%*	*10.2%*	

Leading
Next Generation CX

5-Year Business Plan (as of August 2023)

Unlevered Cash Flow Forecast

- Detailed below, the projected Unlevered Cash Flow for the Business Plan:

USD million

Unlevered Cash Flow Statement	2023E	2024E	2025E	2026E	2027E
EBITDA wo IFRS	47	101	126	153	183
(−) Tax paid	(12)	(10)	(14)	(19)	(25)
(−) Severance/ Def. Taxes and Supplier	(24)	(5)	(4)	(5)	(5)
(+/-) Δ Working capital	(30)	(8)	(11)	(12)	(13)
Cash Flow from Operating Activities	(19)	78	96	116	139
(−) Capex	(50)	(53)	(56)	(59)	(63)
Cash Flow from Investing Activities	(50)	(53)	(56)	(59)	(63)
Unlevered Cash Flow	(69)	26	40	57	77

Assumptions

- **Capex:** estimated at around 3.5% of revenues
  - Compares to an average of 2.8% of revenues from 2019 to 2022
  - Assumes an uptick in capex spending given capex levels were upheld due to financial conditions in the recent past
- **Severance:** $14m of related costs to be paid in 2023
- **Deferred Taxes:** $19m of taxes that were delayed in 2023 were renegotiated to be paid over 60 months in Brazil
- **Renegotiated Suppliers:** $16m of supplier payments were renegotiated to be mainly paid in 2H23 and 1H24
- **Working Capital:**
  - Trade Receivables: 68-77 days (2024-2027)
  - Recoverable Taxes: 16 days (2024-2027)
  - Trade Payables: 12 days (2024)
  - Payroll Liabilities: 20-30 days (2024-2027)
  - Other Tax Payables: 27 days (2024-2027)

Work Force Cost Optimization Initiative

- Atento has updated the underlying assumptions of the Work Force Cost Optimization Initiative to reflect the following:
- An important number of resources (individuals) left Atento since the previous plan was prepared
- Given the natural turnover of the Company, some idle resources that were part of the initiative were reallocated to other functions
- The terminations with lowest cost and shortest payback were already implemented over the past few months (being the most expensive and with a longer return still pending and currently part of the initiative)

- Set out below are the main financial assumptions, comprising of a universe of approximately 1,500 individuals:

Work Force Cost Optimization Initiative *in USD million*	Cost	Run-rate Saving / year
Detailed Plan	5.9	11.3
Country Specific Plan[1]	4.1	9.9
Phase 5 Plan[1]	4.2	8.2
Total	**14.2**	**29.3**

Aggregate payback of 5.8 months

- Out of the $14.2m costs, $3.2m is included in the cash-flows before the end of October, and the balance of $11m will be executed immediately after the Exit Financing is disbursed

ATENTO

(1) Estimated reduction

Leading
Next Generation CX

Real Estate Devolution Plan – Global

Atento's devolution plan is projected to reduce the number of sites from 90 (in January 2023) to 84 sites by end of August 2024, generating an incremental saving of $8.2m (annualized) going forward

General comments

- Brazil and the South region accounts for the majority of the return sites – as a result of WAHA[2] initiative and volume decline
- The plan reflects no material change in the WAHA conditions
- Devolution costs reflects cash expenditures for retrofit, equipment migration and penalties for early termination (when applicable)
- Savings include: monthly rents and infrastructure costs (i.e. utilities, municipality taxes and maintenance costs)

Sites Devolution Plan Going Forward[1]

$ 1,283 k Plan's Total Devolution Costs[1]	$ 8,2 million Annual Saving[1]	1.9 Months Avg. Payback Period
13 # of return initiatives (partial or total return)	Aug 2024 Plan's Completion	South & Brazil Affected Regions

Sites and Workstations Evolution



Sites
# of Workstations ('000)
Historical
Projected
99
92
82
75
72
# of workstations
100
96
90
88
84
Jan-21
Jan-22
Jan-23
Dec-23
Dec-24

ATENTO

(1) Not considering subleases and does not reflect the sites already returned; (2) Work-at-home-agent (WAHA)

Leading
Next Generation CX

Latest 13-week Cash Flows

- Forecast takes into consideration $28m of working capital initiatives, and includes c. $11.9m of non-operational one-off expenses
- The short-term cash flows were prepared on 28 September 2023 and reflect actuals from 22 September 2023

13-wk Cash Flow Forecast	*Actual*	*Forecast >>*												
	22-Sep	*29-Sep*	*6-Oct*	*13-Oct*	*20-Oct*	*27-Oct*	*3-Nov*	*10-Nov*	*17-Nov*	*24-Nov*	*1-Dec*	*8-Dec*	*15-Dec*	*22-Dec*
in USD million	W38	W39	W40	W41	W42	W43	W44	W45	W46	W47	W48	W49	W50	W51
Beginning Balance	**59.0**	**58.4**	**42.6**	**28.5**	**30.6**	**44.2**	**60.2**	**25.1**	**31.8**	**35.6**	**59.0**	**70.5**	**59.9**	**48.8**
Collections	31.3	38.4	19.5	22.2	36.5	42.2	23.6	23.9	21.2	43.9	37.8	29.1	21.3	47.7
Expenses Operating	(23.2)	(51.2)	(34.7)	(16.1)	(17.8)	(26.0)	(56.5)	(17.3)	(24.0)	(19.9)	(68.2)	(40.5)	(27.0)	(40.7)
Net Resources Operating	**8.1**	**(12.7)**	**(15.3)**	**6.2**	**18.7**	**16.3**	**(32.9)**	**6.6**	**(2.8)**	**24.0**	**(30.3)**	**(11.4)**	**(5.7)**	**7.0**
Restructuring Costs / CIT	(8.4)	(0.3)	(0.4)	(4.6)	(7.6)	(0.2)	(1.4)	(0.3)	(6.8)	(0.2)	(27.6)	(0.1)	(4.4)	(1.5)
Operating Cash Flow	**(0.3)**	**(13.1)**	**(15.7)**	**1.6**	**11.1**	**16.1**	**(34.4)**	**6.3**	**(9.7)**	**23.8**	**(57.9)**	**(11.5)**	**(10.1)**	**5.6**
Net Financing Cash Flows	(0.4)	(2.8)	1.6	0.6	(3.5)	(4.1)	(0.7)	(0.1)	(4.0)	(0.4)	69.4	0.9	(0.9)	(1.8)
Working Capital Initiatives	-	-	-	-	6.0	4.0	-	0.5	17.5	-	-	-	-	-
Free Cash	**(0.6)**	**(15.9)**	**(14.1)**	**2.2**	**13.5**	**16.0**	**(35.1)**	**6.7**	**3.8**	**23.4**	**11.5**	**(10.6)**	**(11.0)**	**3.8**
Ending Balance	**58.4**	**42.6**	**28.5**	**30.6**	**44.2**	**60.2**	**25.1**	**31.8**	**35.6**	**59.0**	**70.5**	**59.9**	**48.8**	**52.6**

ATENTO

Leading
Next Generation CX


Thank you
Leading
Next Generation CX